UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT

(mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 001-10109

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BECKMAN COULTER, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BECKMAN COULTER, INC.

4300 North Harbor Boulevard

Fullerton, California 92835

BECKMAN COULTER, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

BECKMAN COULTER, INC. SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4 – 12

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006	13 – 14

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Benefits Finance and Administration Committee

Beckman Coulter, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Beckman Coulter, Inc. Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Costa Mesa, California

June 25, 2007

BECKMAN COULTER, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments – at fair value:
Common stock	$125,501,356	130,523,797
Mutual funds	641,863,038	582,455,011
Synthetic guaranteed investment contracts	219,242,352	209,375,858
Guaranteed investment contracts	7,897,802	20,660,100
Collective investment trust	12,009,947	15,058,980
Common collective trust	4,284,951	2,710,893
Participant loans	14,908,944	15,834,398

Total investments	1,025,708,390	976,619,037

Cash and cash equivalents	7,484,962	2,226,336

Total assets held for investment at fair value	1,033,193,352	978,845,373

Receivables:
Employer contribution	6,476,701	6,794,902
Participant contribution	1,472,462	1,532,675

Net assets reflecting all investments at fair value	1,041,142,515	987,172,950
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	942,716	48,336

Net assets available for benefits	$1,042,085,231	987,221,286

See accompanying notes to financial statements.

2

BECKMAN COULTER, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Net appreciation in fair value of investments	$53,244,906	11,448,222
Interest	12,932,803	12,501,159
Dividends	23,178,596	13,342,679

Total investment income	89,356,305	37,292,060

Contributions:
Company matching (employer)	12,397,160	12,062,954
Retirement plus (employer)	6,027,318	6,329,814
Employee	50,206,715	50,355,158

Total contributions	68,631,193	68,747,926

Plan transfer (note 8)	—	4,166,572

Net additions	157,987,498	110,206,558

Deductions from net assets attributed to:
Distributions of benefits	103,011,809	61,795,435
Refund of excess contributions	15,080	40,153
Administrative expenses and other	96,664	63,826

Net deductions	103,123,553	61,899,414

Increase in net assets	54,863,945	48,307,144

Net assets available for benefits – beginning of year	987,221,286	938,914,142

Net assets available for benefits – end of year	$1,042,085,231	987,221,286

See accompanying notes to financial statements.

3

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of Plan

The following description of Beckman Coulter, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General

Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

The Plan is a defined-contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits Finance and Administration Committee (the Committee), whose members are appointed by the board of directors of the Company.

(b)	Contributions

Participants may elect to contribute up to 45% of their eligible pay in combination of pretax and after-tax withholdings. Each participant’s pretax contributions in the calendar year may not exceed $15,000 and $14,000 in 2006 and 2005, respectively. Additionally, participants age 50 or greater may contribute up to $5,000 and $4,000 in 2006 and 2005, respectively, as a catch-up contribution.

The Company matches 70% of participants’ contributions invested in Beckman Coulter, Inc. common stock and 50% of other contributions, up to 5% of participants’ total compensation. Forfeitures are applied to reduce the Company’s contributions.

Retirement Plus was established in 1996 for the benefit of employees of Coulter Corporation. Employees of Coulter Corporation as of the acquisition date of October 31, 1997, and hired through April 30, 2000, participate (or are eligible for participation) upon completing one year of service. Annually, the Company makes contributions to participants’ Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the year and an excess contribution which ranges from 0% to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company contributions, and earnings on all contributions.

(c)	Investment Options

Participants have a choice of various core investment funds for their contributions. Participants may transfer their account balances among the different investment funds. Participants may also transfer investments in the Beckman Coulter Stock Fund among the different investment funds; however, the Company match invested in the Beckman Coulter Stock Fund cannot be transferred out of this investment until the earlier of the first month following the participant’s 55th birthday or 1 year after the end of the month in which the contributions were credited to their account. Participants may also transfer up to a maximum of 50% of their overall plan balance, less any outstanding loan amounts, to the Tradelink+ account which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account invests in various common stock and mutual funds.

4	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Company contributions may be directed to any of the core investment funds. Participants have the right to elect investment options upon enrollment or reenrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

(d)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Repayment is generally required within 5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

(e)	Participant Accounts

Each participant’s account is credited with: (a) the participant’s contributions, (b) the Company’s contributions, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

(f)	Benefits and Vesting

Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $1,000, the participants may elect to postpone their distribution until the year following the year they attain age 70 1/2.

Participants’ interests in the Company’s contributions, income, gains, and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

(g)	Forfeitures

All forfeitures of benefits reduce total cash contributions made by the Plan sponsor. Forfeitures are uncommon as the majority of Plan participants are 100% vested upon enrollment. As of December 31, 2006 and 2005, forfeited nonvested accounts totaled $26,456 and $27,268, respectively. These amounts will be used to reduce future employer contributions.

5	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(h)	Benefits Payable

At December 31, 2006 and 2005, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $20,139 and $446,130, respectively. Such amounts are not considered liabilities for financial reporting purposes, and accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 2006 and 2005.

(i)	Continuation of the Plan

The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation

The ending fair value of the common stock and the brokerage window account is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. Participant loans are valued at their outstanding balances which approximate fair values.

Purchases and sales of securities are recorded on a trade-date basis. The average-cost method is used in determining gains and losses on the sales of securities. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $258,244 and $70,700 for the years ended December 31, 2006 and 2005, respectively.

(d)	Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(e)	Risks, Concentrations, and Uncertainties

The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment

6	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan allows participants to invest in the common stock of the Plan Sponsor, Beckman Coulter, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 11.5% and 12.7% of plan assets as of December 31, 2006 and 2005, respectively.

(f)	Reclassification

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

(g)	Adoption of New Accounting Standard

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (FSP) AAG-INV-1 and SOP No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes.

(3)	Valuation of Investment Contracts

The Interest Income Fund includes investments in benefit responsive guaranteed investment contracts (GICs), collective investment trust, and synthetic GICs. The Plan’s investments are valued at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time or the withdrawals resulting from such an event will be funded outside the contracts’ provisions, these “potential” limitations do not jeopardize the contract value reporting for these investments.

7	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value for security-backed investment contracts was derived from outside sources, based on the type of investment held.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a general account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust are separately valued and disclosed. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

During 2006 and 2005, the average yield earned on amounts invested in the GICs was 5.67% and 5.97%, respectively. As of December 31, 2006 and 2005, the average crediting interest rate on such contracts was 5.67% and 5.97%, respectively. There were no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread.

8	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following is a reconciliation between the contract value and the fair value of the synthetic GICs at December 31, 2006:

	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
IXIS Financial – Contract FP 1062-01	Evergreen	5.20%	$75,608,413	75,406,154
State Street Synthetic – Contract 97077	Evergreen	5.30	71,544,977	71,353,589
Transamerica Life – Contract 76850	Evergreen	5.26	72,677,026	72,482,609

Total synthetic guaranteed investment contracts			219,830,416	219,242,352

Add synthetic wrappers			—	588,064

Total contract value of guaranteed investment contracts			$219,830,416	219,830,416

The following is a reconciliation between the contract value and the fair value of the synthetic GICs at December 31, 2005:

	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
IXIS Financial – Contract FP 1062-01	Evergreen	4.92%	$71,965,539	72,012,208
State Street Synthetic – Contract 97077	Evergreen	4.96	68,098,352	68,142,512
Transamerica Life – Contract 76850	Evergreen	4.90	69,176,278	69,221,138

Total synthetic guaranteed investment contracts			209,240,169	209,375,858

Less synthetic wrappers			—	(135,689)

Total contract value of guaranteed investment contracts			$209,240,169	209,240,169

9	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(4)	Assets Held for Investment

Information regarding assets held for investment is as follows as of December 31:

	2006	2005
Common stock:
Beckman Coulter, Inc.*	$120,297,368	125,629,739
Tradelink+ Brokerage Account Common Stock	5,203,988	4,894,058

Total common stock	125,501,356	130,523,797

Mutual funds:
Blue Chip Growth Fund*	174,875,467	175,479,649
Equity Income Fund	15,358,291	—
Fidelity Diversified Fund	48,927,695	30,356,390
Goldman Sachs Structured Small Capital Equity Fund	1,478,173	—
Mid-Cap Growth Fund*	80,229,444	84,273,394
Neuberger Berman Genesis Fund	40,239,078	47,379,718
Retirement 2005 Fund	12,486,322	13,753,570
Retirement 2010 Fund	37,599,664	32,456,690
Retirement 2015 Fund	36,707,287	29,756,885
Retirement 2020 Fund	46,528,752	37,455,675
Retirement 2025 Fund	27,443,221	21,442,101
Retirement 2030 Fund	16,985,482	12,120,068
Retirement 2035 Fund	7,336,445	4,825,990
Retirement 2040 Fund	6,419,443	3,890,530
Retirement 2045 Fund	960,946	122,692
Retirement Income Fund	6,173,865	6,230,230
Tradelink+ Brokerage Account Mutual Funds	5,285,130	4,424,702
Vanguard Institutional Index Fund*	76,828,333	69,224,763
Washington Mutual Investors Fund	—	9,261,964

Total mutual funds	641,863,038	582,455,011

Common collective trusts:
Russell Bond Fund	4,284,951	2,710,893

Total common collective trusts	4,284,951	2,710,893

Participant loans receivable	14,908,944	15,834,398

Interest income fund:
Guaranteed investment contracts:
Monumental MDA00248	—	7,059,833
Canada Life – P46104	—	6,059,740
Principal Life – 4.47946	7,897,802	7,540,527

	7,897,802	20,660,100

10	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

	2006	2005
Synthetic guaranteed investment contracts:
IXIS Financial – Contract FP1062-01*	$75,406,154	72,012,208
State Street Synthetic – Contract 97077*	71,353,589	68,142,512
Transamerica Life – Contract 76850*	72,482,609	69,221,138

	219,242,352	209,375,858

Collective investment trust:
SEI Stable Asset Fund	12,009,947	15,058,980

Total interest income fund	239,150,101	245,094,938

Cash and cash equivalents	7,484,962	2,226,336

Total assets held for investment at fair value	$1,033,193,352	978,845,373

*	Represents investments exceeding 5% of net assets.

The net appreciation (depreciation) of the Plan’s investments by investment type is as follows:

	2006	2005
Common stock	$5,908,859	(21,396,426)
Mutual funds	46,714,530	32,481,606
Brokerage window account	621,517	363,042

	$53,244,906	11,448,222

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter, dated August 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with applicable requirements of the IRC.

(6)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

11	(Continued)

BECKMAN COULTER, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(7)	Investments Exceeding 5% of Net Assets

The following is a summary of the investments at fair value that represent 5% or more of net assets available for benefit as of December 31, 2006 and 2005.

	2006	2005
Common stock:
Beckman Coulter, Inc.	$120,297,368	125,629,739

Mutual funds:
Blue Chip Growth Fund	174,875,467	175,479,649
Vanguard Institutional Index Fund	76,828,333	69,224,763
Mid-Cap Growth Fund	80,229,444	84,273,394

Interest income fund:
IXIS Financial – Contract FP1062-01	75,406,154	72,012,208
State Street Synthetic – Contract 97077	71,353,589	68,142,512
Transamerica Life – Contract 76850	72,482,609	69,221,138

(8)	Plan Transfer

Beckman Coulter, Inc. acquired Diagnostic Systems Laboratories, Inc. (DSL) effective October 12, 2005. On December 27, 2005, the DSL 401(k) Plan was terminated and plan assets in the amount of $4,166,572 were transferred to the Beckman Coulter, Inc. Savings Plan effective December 28, 2005.

12

BECKMAN COULTER, INC. SAVINGS PLAN

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2006

Description of investment	Shares of units	Current value
Common stock:
Beckman Coulter, Inc.*	2,011,662	$120,297,368
Tradelink+ Brokerage Account Common Stock	5,203,988	5,203,988

Total common stock	7,215,650	125,501,356

Mutual funds:
Blue Chip Growth Fund – T. Rowe Price Blue Chip Growth Fund*	4,894,360	174,875,467
Equity Income Fund – T.Rowe Price*	519,739	15,358,291
Fidelity Diversified International Fund	1,324,160	48,927,695
Index Fund – Vanguard Institutional Index Fund	592,857	76,828,333
Mid-Cap Growth Fund – T. Rowe Price Mid-Cap Growth Fund*	1,494,309	80,229,444
Neuberger Berman Genesis Fund	843,056	40,239,078
Retirement 2005 Fund – T. Rowe Price*	1,075,480	12,486,322
Retirement 2010 Fund – T. Rowe Price*	2,369,229	37,599,664
Retirement 2015 Fund – T. Rowe Price*	2,967,444	36,707,287
Retirement 2020 Fund – T. Rowe Price*	2,681,772	46,528,752
Retirement 2025 Fund – T. Rowe Price*	2,133,999	27,443,221
Retirement 2030 Fund – T. Rowe Price*	913,689	16,985,482
Retirement 2035 Fund – T. Rowe Price*	557,057	7,336,445
Retirement 2040 Fund – T. Rowe Price*	342,370	6,419,443
Retirement 2045 Fund – T. Rowe Price*	77,684	960,946
Retirement Income Fund – T. Rowe Price*	470,211	6,173,865
Structured Small Capital Equity Fund – Golden Sachs	99,607	1,478,173
Tradelink+ Brokerage Account Mutual Funds	5,285,130	5,285,130

Total mutual funds	28,642,153	641,863,038

Common collective trust:
Russell Bond Fund	275,914	4,284,951

Total common collective trust	275,914	4,284,951

13

BECKMAN COULTER, INC. SAVINGS PLAN

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2006

Description of investment	Interest rate	Maturity date	Current value
Interest income fund:
Guaranteed investment contracts:
Principal Life – 4.47946	5.67	3/15/2007	$7,897,802

Total guaranteed investment contracts			7,897,802

Synthetic guaranteed investment contracts:
IXIS Financial – Contract FP1062-01	5.20	Evergreen	75,406,154
State Street Synthetic – Contract 97077	5.30	Evergreen	71,353,589
Transamerica Life – Contract 76850	5.26	Evergreen	72,482,609

Total synthetic guaranteed investment contracts			219,242,352

Collective investment trust:
SEI Stable Asset Fund	4.67	Evergreen	12,009,947

Total interest income fund			239,150,101

Participant loans (interest rates ranging from 5.75% to 9.25%)		Various	14,908,944

Cash and cash equivalents			7,484,962

Total assets held for investments			$1,033,193,352

*	Represents party in interest.

See accompanying Report of Independent Registered Public Accounting Firm.

14

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC. SAVINGS PLAN

	By:	Beckman Coulter, Inc.
Benefits Finance and Administration Committee

Date: June 27, 2007	By:	/s/ Charles P. Slacik
Charles P. Slacik
	Its:	Committee Chairman

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm